UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-283998 and No. 333-281621) (including any prospectuses forming a part of such registration statement) and is to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

CASI Pharmaceuticals Reports the Expiration of Import Drug Registration License for FOLOTYN® in China

CASI Pharmaceuticals, Inc. (NASDAQ: CASI, the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative therapies for patients with organ transplant rejection and autoimmune diseases, today reported development as to its Import Drug Registration License for FOLOTYN®. The original Import Drug Registration License for FOLOTYN® was issued in August 2020 with an effective period through August 25, 2025. The Company applied for a license renewal in May 2025. Today the Company has received verbal communication from the Chinese Center for Drug Evaluation (CDE) of the National Medical Products Administration (NMPA) that the renewal application has not been granted and that, as a result, the current Import Drug Registration License for FOLOTYN® has expired as of August 25, 2025. As a result, the Company will immediately cease the sale of FOLOTYN® in China pursuant to the relevant regulations and rules. In the meantime, the Company may continue FOLOTYN® clinical trial activities in China as permitted by relevant governmental authorities. The Company will continue to monitor relevant developments and take commercially reasonable measures with respect to the commercialization plan of FOLOTYN® in China.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a publicly-traded, biopharmaceutical company focused on developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging pre-clinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI is actively recruiting and dosing patients in a Phase 1 / 2 study in immune thrombocytopenic purpura (ITP). In parallel, CASI recently received FDA IND clearance to conduct a Phase 1 study in renal allograft antibody-mediated rejection (AMR) and plans to initiate the study in third quarter of 2025.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ David Cory
	Name:	David Cory
	Title:	CEO

Date: August 27, 2025